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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                                  LEXENT, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of class of securities)


                                   52886Q 10 2
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                                 (CUSIP number)


                                 HUGH J. O'KANE
                              THREE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 981-0700
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      (Name, address and telephone number of person authorized to receive notices and communications)


                                FEBRUARY 18, 2003
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the
Exchange   Act.

                         (Continued on following pages)

                              (Page 1 of 11 pages)
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


CUSIP No.  52886Q 10 2                  13D


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1.              NAME OF REPORTING PERSON: Hugh J. O'Kane
                S.S. OR I.R.S.  IDENTIFICATION NO.
                OF ABOVE PERSON:
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2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [x]
                                                                         (b) [_]
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3.              SEC USE ONLY
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4.              SOURCE OF FUNDS:  N/A
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5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
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6.              CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
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 NUMBER OF        7.    SOLE VOTING POWER:
  SHARES                8,904,573 (see Items 5 and 6)
BENEFICIALLY    -----   --------------------------------------------------------
 OWNED BY         8.    SHARED VOTING POWER:
   EACH                 1,714,955
 REPORTING      -----   --------------------------------------------------------
PERSON WITH       9.    SOLE DISPOSITIVE POWER:
                        8,904,573 (see Items 5 and 6)
                -----   --------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER:
                        1,608,746
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11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                10,619,528 (see Items 5 and 6)
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12.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                      [_]
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13.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.4%
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14.             TYPE OF REPORTING PERSON:   IN
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                                  Page 2 of 11

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CUSIP No.  52886Q 10 2                  13D


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1.              NAME OF REPORTING PERSON:    Kevin M. O'Kane
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON:
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2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [x]
                                                                         (b) [_]
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3.              SEC USE ONLY
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4.              SOURCE OF FUNDS:       N/A
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5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
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6.              CITIZENSHIP OR PLACE OF ORGANIZATION:   United States
----------      ------- --------------------------------------------------------
 NUMBER OF        7.    SOLE VOTING POWER:         9,923,719 (see Items 5 and 6)
  SHARES        ------  --------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER:       1,714,955
 OWNED BY       ------  --------------------------------------------------------
   EACH           9.    SOLE DISPOSITIVE POWER:    9,923,719 (see Items 5 and 6)
 REPORTING      ------  --------------------------------------------------------
PERSON WITH      10.    SHARED DISPOSITIVE POWER:  1,608,746
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11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                11,638,674 (see Items 5 and 6)
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12.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES:                                     [_]
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13.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  27.9%
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14.             TYPE OF REPORTING PERSON:   IN
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                                  Page 3 of 11

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     This Schedule 13D amends and  supersedes in its entirety the Schedule 13G's filed on February 7, 2001 by each of Hugh J. O'Kane and Kevin M. O'Kane, relating to the Common Stock, par value $.001 per share (the "Common Stock"), of Lexent, Inc., a Delaware corporation.

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Lexent, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is Three New York Plaza, New York, New York 10004.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule D is being jointly filed by Hugh J. O'Kane and Kevin M. O'Kane (collectively, the "Reporting Persons").

     (a)-(c) and (f) Hugh J. O'Kane's principal occupation is Chairman of the Board of the Company and his business address is Three New York Plaza, New York, New York 10004. Hugh J. O'Kane is a citizen of the United States.

     (a)-(c) and (f) Kevin M. O'Kane's principal occupation is Vice Chairman, President and Chief Executive Officer of the Company and his business address is Three New York Plaza, New York, New York 10004. Kevin M. O'Kane is a citizen of the United States.

     (d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As discussed in Item 6 below, in February, 2003, each of Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett entered into letter agreements with Hugh J. O'Kane and Kevin M. O'Kane. No funds or other consideration were transferred as part of the transaction.

     The information included in response to Item 6 is specifically incorporated herein by reference.

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ITEM 4. PURPOSE OF THE TRANSACTION.

     Hugh J. O' Kane and Kevin M. O' Kane entered into the Letter Agreements (as defined in Item 6) with each of Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett to obtain such person's support in connection with Hugh J. O'Kane's, Kevin M. O'Kane's and others' (the "Potential Buyers") proposed direct purchase or indirect purchase, through one or more entities, of all of the outstanding shares of Common Stock of the Company, or to enter into a merger, consolidation or other "going private" business transaction involving the Company (collectively, the "Transaction"). Hugh J. O'Kane and Kevin M. O'Kane proposed to purchase the shares of Common Stock at a price of $1.25 per share, which would value the Company's Common Stock at approximately $52.7 million.

     In furtherance and not in limitation of the foregoing, but subject to any fiduciary or other legal duties owed to the Company, each of Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett agreed, that they, with regard to their Shares (as defined in Item 6), from time to time, at the request of the Potential Buyers at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, however called, or in connection with any written consent of the holders of the Company's Common Stock or other voting securities, (a) if a meeting is held, appear at such meeting or otherwise cause their Shares to be counted as present thereat for purposes of establishing a quorum, (b) vote or consent (or cause to be voted or consented), in person or by proxy, all of their Shares (whether currently held or acquired thereafter) that are beneficially owned or held of record by them or as to which they have, directly or indirectly, the right to vote or direct the voting, in favor of the approval and adoption of the Transaction and any action required in furtherance thereof, and (c) to sell their Shares to the Potential Buyers or any entity or entities established for this purpose in connection with the consummation of any Transaction. Each of Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett granted to, and appointed, each of the Potential Buyers and any other designee of the Potential Buyers, individually, their irrevocable proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote their Shares as determined by the Potential Buyers in furtherance of any Transaction.

     The purpose of the Transaction is for the Potential Buyers to acquire control of, and the entire equity interest in, the Company. The Potential Buyers anticipate that, if the Transaction is completed and, other necessary requirements are met, the Potential Buyers would delist the Common Stock of the Company from quotation on the NASDAQ and that the Common Stock of the Company would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended.

     Although the foregoing represents the possible activities presently contemplated by the Potential Buyers with respect to the Company and the Common Stock, it should be noted that the possible activities of the Potential Buyers are subject to change at any time and there is no assurance that the Potential Buyers will actually undertake any of the foregoing.

     Additional  information  is  included  in the  response  to  Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

     Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons beneficially owned the following shares of Common
Stock:

     (i) Hugh J. O'Kane is the beneficial owner of approximately 10,619,528 shares of Common Stock (including approximately 37,275 shares issuable upon exercise of options) representing approximately 25.4% of the approximately 41,741,793 shares of Common Stock of the Company outstanding.

     (ii) Kevin M. O'Kane is the beneficial owner of approximately 11,638,674 shares of Common Stock (including approximately 37,275 shares issuable upon exercise of options) representing approximately 27.9% of the approximately 41,741,793 shares of Common Stock of the Company outstanding.

     (iii) The Reporting Persons, collectively, are the beneficial owners of approximately 22,258,202 shares of Common Stock (including approximately 74,550 shares issuable upon exercise of options) representing approximately 53.3% of the approximately 41,741,793 shares of Common Stock of the Company outstanding.

     (b) The Reporting Persons hold the voting and dispositive power of the Common Stock as follows:

     (i) Hugh J. O'Kane has the sole voting and dispositive power over approximately 8,904,573 shares of Common Stock (including approximately 37,275 shares issuable upon exercise of options), shared voting and dispositive power over approximately 600,000 shares of Common Stock with a co-trustee, shared voting and dispositive power over approximately 1,008,746 shares of Common Stock with his wife, as co-trustee, and shared voting power over approximately 705,609 with Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy and Daniel M. Corbett pursuant to the Letter Agreements.

     (ii) Kevin M. O'Kane has the sole voting and dispositive power over approximately 9,923,719 shares of Common Stock (including approximately 37,275 shares issuable upon exercise of options), shared voting and dispositive power over approximately 600,000 shares of Common Stock with a co-trustee, shared and dispositive voting power over approximately 1,008,746 shares of Common Stock with a co-trustee, and shared voting power over approximately 705,609 with Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy and Daniel M. Corbett pursuant to the Letter Agreements.

     (c) Except as set forth in Item 6 of this Schedule 13D, which Item is incorporated herein by reference, none of the Reporting Persons has effected any transaction in any securities of the Company during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On February 18, 2003, Hugh J. O'Kane and Kevin M. O'Kane, delivered a notice (the "Offer Notice") to the Board of Directors of the Company whereby they notified the Company of their and other shareholders' and members of management's intention to propose to purchase directly or through one or more entities all of the outstanding shares of Common Stock of the Company, other than those owned by them, either directly or pursuant to a merger, consolidation or other "going private" business transaction involving the Company. Hugh J. O'Kane and Kevin M. O'Kane proposed to purchase the shares of Common Stock at a price of $1.25 per share, which would value the Company's Common Stock at approximately $52.7 million. This offer represented a 37% premium over the closing price of the Company's Common Stock on February 13, 2003 (which was $0.91). Hugh J. O'Kane and Kevin M. O'Kane stated that they were only interested in buying the remaining shares, and not in selling any of their shares.

     In February, 2003, each of Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett entered into letter agreements with Hugh J. O'Kane and Kevin
M. O'Kane (collectively, the "Letter Agreements"), whereby Hugh J. O'Kane, Kevin
M. O'Kane and others proposed to purchase directly or through one or more entities all of the outstanding shares of Common Stock of the Company, or to enter into a merger, consolidation or other "going private" business transaction involving the Company. The Letter Agreements set forth the mutual understanding of the parties thereto regarding the Transaction and support for the Transaction and other actions relating to the shares and/or options exercisable for shares (collectively, the "Shares") held by each of Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett. The Letter Agreements stated that the Transaction would be subject to a number of conditions, including entering into definitive documentation by the Potential Buyers with the Company, and may not occur at all.

Each of Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett agreed to support and cooperate with the Potential Buyers in connection with the Transaction. In furtherance and not in limitation of the foregoing, but subject to any fiduciary or other legal duties owed to the Company, each of Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett agreed, that they, with regard to their Shares, from time to time, at the request of the Potential Buyers at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, however called, or in connection with any written consent of the holders of the Company's Common Stock or other voting securities, (a) if a meeting is held, appear at such meeting or otherwise cause their Shares to be counted as present thereat for purposes of establishing a quorum, (b) vote or consent (or cause to be voted or consented), in person or by proxy, all of their Shares (whether currently held or acquired thereafter) that are beneficially owned or held of record by them or as to which they have, directly or indirectly, the right to vote or direct the voting, in favor of the approval and adoption of the Transaction and any action required in furtherance thereof, and (c) to sell their Shares to the Potential Buyers or any entity or entities established for that purpose in connection with the consummation of any Transaction. Each of Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett granted to, and appointed, each of the Potential Buyers and any other designee of the Potential Buyers, individually, their irrevocable proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote their Shares as determined by the Potential Buyers in furtherance of the Transaction. The Letter Agreements and the respective obligations thereunder will terminate if the Transaction is not consummated within nine months of the date of the Letter Agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement among the Beneficial Owners with respect to the filing of this
Schedule 13D.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2003


                                        HUGH J. O'KANE



                                        /s/ Hugh J. O'Kane
                                        ------------------



                                        KEVIN M. O'KANE



                                        /s/ Kevin M. O'Kane
                                        -------------------

                                  EXHIBIT INDEX

Exhibit No.                     Description                             Page No.
-----------                     -----------                             --------

    1           Agreement among the Beneficial Owners with respect
                to the filing of this of this Schedule 13D.                 11

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                                    AGREEMENT

     This will confirm that the agreement by and among all of the undersigned that the Schedule 13D is filed on or about this date with respect to the beneficial ownership of the undersigned shares of the common stock of Lexent, Inc. is being filed on behalf of each of the entities named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   March 24, 2003


                                        HUGH J. O'KANE


                                        /s/ Hugh J. O'Kane
                                        ------------------



                                        KEVIN M. O'KANE



                                        /s/ Kevin M. O'Kane
                                        -------------------